Filed by Nuveen Dividend Advantage Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Quality Municipal Fund, Inc.

Commission File No. 811-06206

Nuveen Quality Income Municipal Fund, Inc.

Commission File No. 811-06303

Nuveen Municipal Opportunity Fund, Inc.

Commission File No. 811-06379

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Dear Valued Shareholder,

We have tried unsuccessfully to call you regarding the shareholder meeting of <FUND NAME>. According to our records, you have not voted. As a top fund shareholder, your vote is extremely important! By voting prior to the February 10, 2016 meeting date, you can help the fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders.

The Joint Proxy Statement/Prospectus for this meeting can be found at http://www.nuveenproxy.com/ProxyInfo/. Enclosed please find a copy of the notice of adjournment. When you are ready to vote, please call
866-434-7510. Provide reference number < GSREFID > and the phone representative will be able to assist you in voting your shares. It takes less than a minute and means so much to the fund and your fellow shareholders!

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Regards,

Michael Krause

Vice President

Computershare Fund Services

Proxy Tabulator for Nuveen Funds